Exhibit 99.2

Baozun Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on October 21, 2022 (or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Baozun Inc. (the “Company”) will be held at 17/F Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, China, on Friday, October 21, 2022 at 10:00 a.m., Hong Kong time (or 10:00 p.m. on Thursday, October 20, 2022, New York time), and at any adjourned meeting thereof, for the following purposes:

AGENDA

To consider and, if thought fit, pass the following resolutions:

ORDINARY RESOLUTIONS

1.	Subject to the Listing Rules, to approve the granting of a share issuance mandate to the board of directors of the Company to issue, allot or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of passing of this ordinary resolution.

2.	Subject to the Listing Rules, to approve the granting of a share repurchase mandate to the board of directors of the Company to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of this ordinary resolution.

3.	Subject to the Listing Rules and conditional upon passing of resolution numbers 1 and 2 above, the general mandate referred in resolution number 1 be extended by the addition thereto of the total number of Class A ordinary shares and/or ADSs bought back by the Company pursuant to the general mandate referred in resolution number 2, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

4.	To approve, ratify and confirm the Non-exempt CCT and the proposed annual caps, details of which are set out in the Circular, and to authorize any one Director, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the Non-exempt CCT.

5.	To approve the adoption of the 2022 Plan with effect from the Effective Date, and to authorize the Directors to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Plan, including without limitation:

(a)	to administer or authorize a committee of the Board to administer the 2022 Plan under which Awards will be granted to the Eligible Individuals (as defined in the 2022 Plan) under the 2022 Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Plan;

(b)	to modify and/or amend the 2022 Plan from time to time provided that such modification and/or amendment is effected in accordance with the terms of the 2022 Plan and subject to the Listing Rules;

(c)	to allot and issue from time to time such Shares which shall not in aggregate exceed 10% of the total number of Shares outstanding as at the date of approval of the 2022 Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules;

(d)	to allot and issue to Service Providers (as defined in the 2022 Plan) from time to time such Shares which shall not in aggregate exceed 3% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules; and

(e)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Plan.

SPECIAL RESOLUTION

6.	To amend and restate the Fifth Amended and Restated Memorandum and Articles of Association currently in effect by the deletion in their entirety and the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association, incorporating the amendments set out in Appendix III of the Circular, with effect from the Effective Date.

Further details of the proposals above are set out in the circular for EGM (which circular is hereby incorporated into this notice by reference).

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on Monday, October 3, 2022, Hong Kong time, as the record date (the “Ordinary Shares Record Date”) of ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”), as of the close of business on Monday, October 3, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares, par value US$0.0001 per share, must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE EGM

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the EGM. Please note that holders of ADSs are not entitled to attend or vote at the EGM.

We encourage shareholders planning to attend the EGM in person to preregister by sending an email to ir@baozun.com.

In order for us to better protect your health and safety and enable us to comply with government-imposed measures and requirements that may be in effect from time to time due to the COVID-19 pandemic, we may implement certain precautionary measures, including:

•	requiring you to wear a surgical face mask at all times during the EGM (please note that no surgical face mask will be provided at the EGM and all attendees should wear their own surgical face masks); and

•	no corporate gifts will be provided and no drinks or refreshment will be served.

In addition, persons who are unwell and tested positive for COVID-19 are not allowed to attend the EGM. Persons who are close contacts of an infected person are required to take an antigen rapid test (the “ART”) self-test prior to leaving their residence and such persons may attend the EGM only if the ART result is negative.

Any holder of Ordinary Shares and any duly appointed proxy or corporate representative of a holder of Ordinary Shares, or any other person claiming a right to attend the EGM, must be, and must appear to be healthy to attend the EGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the EGM, or may be instructed to leave the EGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the EGM, or to instruct any person to leave the EGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Ordinary Shares) or ADS voting card (for holders of ADSs) and also the circular for EGM for further details and instructions. The circular for EGM and the form of proxy are also available for viewing on the “Investor Relations – Shareholder Meeting” section of our website at http://ir.baozun.com, website of the U.S. Securities and Exchange Commission at www.sec.gov and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying form of proxy to us (for holders of Ordinary Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 10:00 a.m. on October 19, 2022, Hong Kong time to ensure your representation at the EGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 12:00 p.m., New York time, on October 13, 2022 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the EGM.

By Order of the Board of Directors of Baozun Inc.

/s/Vincent Wenbin Qiu

Vincent Wenbin Qiu

Chairman

Hong Kong

October 5, 2022